Exhibit 99.2

FIRST AMENDING AGREEMENT

TO THE PENN WEST PETROLEUM LTD. CREDIT AGREEMENT

This First Amending Agreement is made effective as of the 10th day of August, 2007 (the “First Amendment Date”),

AMONG:

PENN WEST PETROLEUM LTD.

as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

ROYAL BANK OF CANADA,

THE TORONTO-DOMINION BANK,

CITIBANK, N.A., CANADIAN BRANCH,

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH),

HSBC BANK CANADA,

BANK OF TOKYO-MITSUBISHI UFJ (CANADA),

FORTIS CAPITAL (CANADA) LTD.,

SUMITOMO MITSUI BANKING CORPORATION OF CANADA,

BNP PARIBAS (CANADA),

ALBERTA TREASURY BRANCHES,

NATIONAL BANK OF CANADA, and

UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH

as Lenders

- with -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA and

BANK OF MONTREAL

as Co-Syndication Agents

- and –

THE TORONTO-DOMINION BANK

as Documentation Agent

PREAMBLE:

1.             Penn West Petroleum Ltd. (the “Borrower”), Canadian Imperial Bank of Commerce, as agent (“Agent”) and the Lenders party thereto are parties to a Credit Agreement dated August 25, 2006 (the “Credit Agreement”).

2.             The Parties wish to amend certain of the terms of the Credit Agreement pursuant to the terms of this First Amending Agreement.

AGREEMENT:

In consideration of the covenants and agreements between the parties contained in this First Amending Agreement and other good and valuable consideration from each party to the other, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

1.                             Definitions. Capitalized words and phrases used but not otherwise defined in this First Amending Agreement have the meanings set out in the Credit Agreement, as amended hereby.

2.                             Amending Provisions. Effective as of the First Amendment Date, the parties hereby amend the Credit Agreement as follows:

(a)           The current Credit Facility Termination Date is hereby extended to August 25, 2010.

(b)           Section 1.14 of the Credit Agreement is hereby amended by adding the following sentence to the end thereof:

“Notwithstanding the foregoing or the definitions of Unitholders’ Equity and Consolidated Total Debt, if GAAP is changed such that unitholders’ equity of the Trust as shown on the consolidated balance sheet of the Trust as at the date hereof is re-characterized as a non-equity item, Unitholders’ Equity will be determined on the basis of GAAP as in effect immediately prior to such re-characterization and, for certainty, such unitholders’ equity as so re-characterized shall not be included as part of the calculation of Consolidated Total Debt or any component thereof.”.

(c)           The table in Section 4.2(g) of the Credit Agreement is hereby deleted in its entirety and replaced with the following table:

Consolidated Senior Debt to EBITDA Ratio	Canadian Prime Rate/U.S. Base Rate Margin	LIBOR / BA Stamping Fee / Financial LC Issuance Fee	Non- Financial LC Issuance Fee	Standby Fee
<1.0	0
>1.0 < 1.5	0
>1.5 < 2.0	0
>2.0 < 2.5	0
>2.5 < 3.0	0
>3.0

(d)           The reference to “$1,900,000,000” in the definition of Aggregate Commitment Amount in Schedule A of the Credit Agreement is hereby deleted and replaced with “$2,100,000,000”.

(e)           The reference to “$2,200,000,000” in the definition of Maximum Commitment Amount in Schedule A of the Credit Agreement is hereby deleted and replaced with “$2,500,000,000”.

(f)            The references to “PAEL” and “PTF” in Schedule A of the Credit Agreement and in the definition of “Penn West Parties” in Schedule A of the Credit Agreement are each hereby deleted.

(g)           Schedule B of the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 1 hereto.

(h)           Schedule H of the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 2 hereto.

3.                              Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this First Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the date hereof, its representations and warranties contained in Section 14.1 of the Credit Agreement, as amended by this First Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows:

(a)           the execution and delivery of this First Amending Agreement and the performance by it of its obligations under this First Amending Agreement (i) are within its corporate powers, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary governmental approval (if any required), and (iv) do not and will not contravene or conflict with any provision of applicable Law or of its constating documents or by-laws or of any applicable

Laws or material agreement, judgment, license, order or permit applicable to or binding upon it; and

(b)           this First Amending Agreement is a legal, valid and binding obligation of it, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

4.                             Conditions Precedent. The Borrower shall deliver or cause to be delivered to the Agent on behalf of the Lenders the following items and this First Amending Agreement is only effective upon the receipt thereof by the Agent on behalf of the Lenders:

(a)           a recent Certificate of Status or similar evidence from the Registrar of Corporations for the Province of Alberta in respect of each of the Penn West Parties;

(b)           a fully executed copy of this First Amending Agreement;

(c)           an officer’s certificate from, or on behalf of, each of the Penn West Parties, each such certificate to be in form satisfactory to the Agent, acting reasonably;

(d)           an opinion of counsel to the Penn West Parties in form satisfactory to the Agent, acting reasonably;

(e)                                an indemnification agreement between the Lenders in respect of outstanding Bankers’ Acceptances as of the First Amendment Date; and

(f)                                  a commitment fee payable to the Agent on behalf of each Lender in an amount equal to 5 Basis Points multiplied by the increase in the Individual Commitment Amount of such Lender after giving effect to this First Amending Agreement.

5.                             Confirmation of Credit Agreement. All of the terms and conditions of the Credit Agreement as amended, modified, restated and supplemented or otherwise affected by this First Amending Agreement are hereby confirmed and ratified by the parties and the validity and effectiveness of the Credit Agreement as so amended, modified, restated and supplemented or otherwise affected is hereby confirmed.

6.                             Governing Law. This First Amending Agreement will be governed by and construed in accordance with the laws in force in the Province of Alberta from time to time.

7.                             Further Assurances. The parties to this First Amending Agreement shall from time to time forthwith, at the Borrower’s own cost and expense, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required and as are consistent with the intention of the parties to this First Amending Agreement as evidenced herein, with respect to all matters arising under this First Amending Agreement.

8.                             Expenses. The Borrower will be liable for all expenses of the Agent and the Lenders, including, without limitation, reasonable legal fees (on a solicitor and his own client full indemnity basis) and other out-of-pocket expenses in connection with the negotiation, preparation, establishment, operation or enforcement of the Credit Facility and of this First Amending Agreement (whether or not consummated) by the Agent or the Lenders.

9.                             Counterpart Execution. This First Amending Agreement may be executed in separate counterparts and all executed counterparts together will constitute one agreement. Counterparts may be executed either in original or faxed form and any signatures received by a receiving fax will be deemed to be original signatures of the parties.

IN WITNESS WHEREOF the parties have caused this First Amending Agreement to be duly executed by their respective authorized officers as of the First Amendment Date.

PENN WEST PETROLEUM LTD.		CANADIAN IMPERIAL BANK OF
as Borrower		COMMERCE
as Agent and Lender

By:	signed: “William E. Andrew”	By:	signed: “Joelle Chatwin”
Name:	William E. Andrew	Name:	Joelle Chatwin
Title:	President and Chief Executive	Title:	Executive Director
Officer

By:	signed: “Todd Takeyasu”	By:	signed: “Chris Perks”
Name:	Todd Takesayu	Name:	Chris Perks
Title:	Senior Vice President and	Title:	Executive Director
Chief Financial Officer

THE BANK OF NOVA SCOTIA		BANK OF MONTREAL

By:	signed: “Dan Lindquist”	By:	signed: “John M. Cook”
Name:	Dan Lindquist	Name:	John M. Cook
Title:	Director	Title:	Director

By:	signed: “Michael Linder”
Name:	Michael Linder
Title:	Associate Director

ROYAL BANK OF CANADA		TORONTO-DOMINION BANK

By:	signed: “M. McGlynn”	By:	signed: “Carmen Angelescu”
Name:	Mike McGlynn	Name:	Carmen Angelsecu
Title:	Attorney-in-Fact	Title:	Vice President & Director

By:		By:	signed: “Michael J. Collins”
Name:		Name:	Michael J. Collines
Title:		Title:	Vice President & Director

CITIBANK, N.A., CANADIAN		SOCIÉTÉ GÉNÉRALE (CANADA)
BRANCH

By:	signed: “Christopher Impey”	By:	signed: “Benoit Desmarais”
Name:	Christopher Impey	Name:	Benoit Desmarais
Title:		Title:	Managing Director

By:		By:	signed: “Paul Primavesi”
Name:		Name:	Paul Primavesi
Title:		Title:	Vice President

HSBC BANK CANADA		BANK OF TOKYO-MITSUBISHI UFJ
(CANADA)

By:	signed: “Greg Gannett”	By:	signed: “Masayuki Izaki”
Name:	Greg Gannett	Name:	Masayuki Izaki
Title:	Director	Title:	EVP & General Manager
Vancouver Office

By:	signed: “Quyen Quach”	By:
Name:	Quyen Quach	Name:
Title:	Relationship Manager	Title:

FORTIS CAPITAL (CANADA) LTD.		SUMITOMO MITSUI BANKING
CORPORATION OF CANADA

By:	signed: “Paul Naumann”	By:	signed: “Yusuke Ono”
Name:	Paul Naumann	Name:	Yusuke Ono
Title:	Managing Director	Title:	Senior Vice President

By:	signed: “Brad Crilly”	By:
Name:	Brad Crilly	Name:
Title:	Director, Head of Energy Canada	Title:

BNP PARIBAS (CANADA)		ALBERTA TREASURY BRANCHES

By:	signed: “Edward Pak”	By:	signed: “Eugene Czuczman”
Name:	Edward Pak	Name:	Eugene Czuczman
Title:	Vice President	Title:	Director

By:	signed: “Jean-Philippe Cadot”	By:	signed: “Carol McDonald”
Name:	Jean-Philippe Cadot	Name:	Carol McDonald
Title:	Director	Title:	Account Manager

NATIONAL BANK OF CANADA		UNION BANK OF CALIFORNIA, N.A.,
CANADA BRANCH

By:	signed: “Greg Steidl”	By:	signed: “Larry Sagriff”
Name:	Greg Steidl	Name:	Larry Sagriff
Title:	Manager	Title:	Vice President

By:	signed: “Doug Ruzicki”	By:
Name:	Tracey Schultz (for Doug Ruzicki)	Name:
Title:		Title:

ACKNOWLEDGEMENT:

Each of the undersigned hereby acknowledges and consents to the First Amending Agreement and acknowledges, agrees and confirms that the guarantee and subordination agreement dated August 25, 2006 provided by it to the Agent for and on behalf of, amongst others, the Lenders and all representations, warranties, covenants and other obligations set forth therein are binding on it and continue in full force and effect as a guarantee of all of the Guaranteed Obligations of the Other Penn West Parties under the Penn West Lender Documents (as each such term is defined in the applicable guarantee and subordination agreement) to which it is a party. Each of the undersigned hereby restates the terms set forth in such guarantee and subordination agreement to the extent necessary under applicable Law to give effect to the foregoing. Each of the undersigned hereby further acknowledges and agrees that all Loan Documents executed and delivered by it to the Agent and the Lenders pursuant to or in connection with the Credit Agreement and all Hedge Agreements entered into with any Hedge Provider continue in full force and effect, without in any way impairing or derogating from any of the covenants therein contained or thereby constituted.

Acknowledged as of the First Amendment Date.

TROCANA RESOURCES INC.		PENN WEST ENERGY TRUST,
by its administrator,
PENN WEST PETROLEUM LTD.

By:	signed: “William E. Andrew”	By:	signed: “William E. Andrew”
Name:	William E. Andrew	Name:	William E. Andrew
Title:	President and Chief Executive	Title:	President and Chief Executive
	Officer		Officer

By:	signed: “Todd Takeyasu”	By:	signed: “Todd Takeyasu”
Name:	Todd Takesayu	Name:	Todd Takesayu
Title:	Senior Vice President and	Title:	Senior Vice President and
	Chief Financial Officer		Chief Financial Officer

PENN WEST PETROLEUM,		PETROFUND ENERGY TRUST,
by its Managing Partner,		by its Trustee,
PENN WEST PETROLEUM LTD.		PENN WEST PETROLEUM LTD.

By:	signed: “William E. Andrew”	By:	signed: “William E. Andrew”
Name:	William E. Andrew	Name:	William E. Andrew
Title:	President and Chief Executive	Title:	President and Chief Executive
	Officer		Officer

By:	signed: “Todd Takeyasu”	By:	signed: “Todd Takeyasu”
Name:	Todd Takesayu	Name:	Todd Takesayu
Title:	Senior Vice President and	Title:	Senior Vice President and
	Chief Financial Officer		Chief Financial Officer

PETROFUND VENTURES TRUST,
by its Trustee,
PENN WEST PETROLEUM LTD.

By:	signed: “William E. Andrew”
Name:	William E. Andrew
Title:	President and Chief Executive
Officer

By:	signed: “Todd Takeyasu”
Name:	Todd Takesayu
Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT 1

TO THE FIRST AMENDING AGREEMENT

TO THE PENN WEST PETROLEUM LTD. CREDIT AGREEMENT

SCHEDULE B

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

LENDERS AND COMMITMENTS

INDIVIDUAL
COMMITMENT
AMOUNT
LENDER	ADDRESS FOR NOTICES	(Cdn.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Joelle Chatwin Facsimile: (403) 221-5779	$

The Bank of Nova Scotia	2000, 700 2nd Street S.W. Calgary, Alberta T2P 2W1	$

Attention: Managing Director
Facsimile: (403) 221-6497

Bank of Montreal	2200, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1	$

Attention: John Cook
Facsimile: (403) 515-3650

Royal Bank of Canada	Suite 1100, 888 3rd Street S.W. Calgary, Alberta T2P 5C5	$

Attention: Mark Saar
Facsimile: (403) 292-3234

The Toronto-Dominion Bank	TD Securities Suite 800, Home Oil Tower 324 – 8th Avenue S.W. Calgary, Alberta T2P 2Z2	$

Attention: Vice President and Director, Corporate Credit and Investment Banking Telecopier: (403) 292-2772

Citibank, N.A., Canadian Branch	Suite 4301, 400 – 3rd Avenue S.W. Calgary, Alberta T2P 4H2 Attention: Vice President Facsimile: (403) 398-1692	$

Société Générale (Canada Branch)

1501 Ave. McGill College, Suite 1800 Montreal, Quebec H3A 3M8

Attention: Mariette Jean, Loan Servicing
Group

Facsimile: (514) 841-6250

with a copy to :

Suite 2020, 1111 Bagby
Houston, Texas, USA
77002
Attention: Josh Rogers

$

HSBC Bank Canada	8th Floor, 407 – 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Greg Gannett Facsimile: (403) 693-8616	$

Bank of Tokyo-Mitsubishi UFJ (Canada)	Suite 950, 666 Burrard Street Vancouver, B.C. V6L 3L1 Attention: Davis Stewart Facsimile: (604) 691-7311	$

Fortis Capital (Canada) Ltd.	Suite 2520, 707 – 8th Avenue S.W. Calgary, Alberta T2P 1H5 Attention: Vice President Telecopier: (403) 514-6923	$

Sumitomo Mitsui Banking Corporation of Canada	1400, 222 Bay Street Toronto, Ontario M5K 1H6 Attention: Alfred Lee Facsimile: (416) 367-3565	$

BNP Paribas (Canada)	4100, 77 King Street West Toronto, Ontario M5K 1N8 Attention: Edward Pak Facsimile: (416) 947-3538	$

2

Alberta Treasury Branches	3rd Floor, 239 – 8th Avenue S.W. Calgary, Alberta T2P 1B9 Attention: Eugene Czuzman Facsimile: (403) 974-5784	$

National Bank of Canada	Suite 2802, 450 – 1st Street S.W. Calgary, Alberta T2P 1H1 Attention: Senior Manager Telecopier: (403) 265-0543	$

Union Bank of California, N.A., Canada Branch	730, 440 – 2nd Street S.W. Calgary, Alberta T2P 5E9 Attention: Vice President Telecopier: (403) 264-2770	$

AGGREGATE COMMITMENT AMOUNT:		Cdn. $	2,100,000,000

*CIBC’s Individual Commitment Amount includes the aggregate of its lending commitment as Lender, Swing Line Lender and Fronting Lender

3

EXHIBIT 2

TO THE FIRST AMENDING AGREEMENT

TO THE PENN WEST PETROLEUM LTD. CREDIT AGREEMENT

SCHEDULE H

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED AUGUST 25, 2006

LIST OF SUBSIDIARIES

Trust and Subsidiaries

Name	Jurisdiction of Formation	Designation	Ownership

Penn West Energy Trust	Alberta	n/a	Publicly held

Penn West Petroleum Ltd.	Alberta	n/a	100% owned by Penn West Energy Trust

Trocana Resources Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Petroleum	Alberta	Restricted	General Partners are Penn West Petroleum Ltd. and Trocana Resources Inc.

Petrofund Ventures Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

Petrofund Energy Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

Minnehik Buck Lake Operating Ltd.	Alberta	Non-Restricted	100% owned by Penn West Petroleum Ltd.

1295739 Alberta Ltd.	Alberta	Non-Restricted	100% owned by Penn West Petroleum Ltd.

Premier Resources, Ltd.	Delaware	Non-Restricted	100% owned by Penn West Petroleum Ltd.

Zoller and Danneberg Exploration, Ltd.	Delaware	Non-Restricted	100% owned by Premier Resources, Ltd.

Ltd. Petroleum, Ltd.	Delaware	Non-Restricted	100% owned by Premier Resources, Ltd.

Penn West Petroleum Inc.	Delaware	Non-Restricted	100% owned by Penn West Petroleum Ltd.

1329813 Alberta Ltd.	Alberta	Non-Restricted	100% owned by Penn West Petroleum Ltd.

C1 Energy Ltd.	Alberta	Non-Restricted	85% owned by 1329813 Alberta Ltd.

2